May 31, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549

Attn:	Catherine De Lorenzo Pam Long

Re:	Graf Global Corp. Draft Registration Statement on Form S-1 Submitted March 15, 2024 CIK No. 0001897463

Ladies and Gentlemen:

On behalf of our client, Graf Global Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 submitted on March 15, 2024 (the “DRS”), contained in the Staff’s letter dated April 11, 2024 (the “Comment Letter”).

The Company has confidentially submitted via EDGAR an amendment to its registration statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement submitted March 15, 2024

Cover Page

1.	We note that Note 1 to your audited financial statements indicates that you intend to focus your search for a target company on a premium branded consumer retail business. Please revise your cover page and other disclosures regarding your search process for a target company to address this intended focus.

Response: In response to the Staff’s comment, the Company has revised the Note 1 on pages F-6 and F-21 of the Registration Statement to clarify that it intends to pursue an acquisition or opportunity in any industry or geographic location.

United States Securities and Exchange Commission

May 31, 2024

2.	We note your disclosure here and elsewhere in the prospectus that the proceeds of the offering and private warrants may be released from the trust account as early as the commencement of the procedures to consummate the initial business combination if you determine it is desirable to facilitate the completion of the initial business combination. Please tell us how this early release of proceeds from the trust is consistent with NYSE Listed Company Manual Section 102.06, which contemplates that proceeds be held in the trust account "until consummation of a business combination . . . " In addition, we note disclosure on page 21 of the prospectus stating that unless and until you complete your initial business combination, no proceeds held in the trust account will be available for your use except for redemptions and to withdraw interest to pay income taxes.

Response: In response to the Staff’s comment, the Company has revised the cover page and the disclosure on cover page and pages 23, 34, 87 and 121 of the Registration Statement.

Our Business Combination Process, page 9

3.	We note your disclosure that neither you nor anyone on your behalf has engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with you. Please indicate what steps you are taking to ensure that your potential pursuit of business combination partners that had previously been in discussions with the management teams of the GRAF SPACs, as referenced on the cover page, and the "pipeline of initial business combination opportunities," as referenced on page 5, are not inconsistent with this disclosure. For example, describe how any efforts that your management team made on behalf of other GRAF SPACs and your leveraging of a pipeline of opportunities will not conflict with the independence of substantive discussions with potential business combination partners for GRAF Global Corp.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 102 and 103 of the Registration Statement.

The Offering

Manner of conducting redemptions, page 25

4.	We note your disclosure here and elsewhere that public shareholders may elect to redeem their public shares irrespective of whether they vote for or against the business combination. Please revise your disclosure here, and elsewhere as appropriate, to include whether public shareholders are able to redeem their shares if they abstain from voting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and on pages 9, 104, 105, 113 and 121 of the Registration Statement.

United States Securities and Exchange Commission

May 31, 2024

Risk Factors
Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business

Combination, page 38

5.	We note your disclosure that by restricting your investment of proceeds in cash or securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, you intend to avoid being deemed an "investment company," and that you may be deemed to be subject to the Investment Company Act if you do not invest the proceeds as described. Please clarify that notwithstanding an investment of proceeds in government securities, you could nevertheless be considered to be operating as an unregistered investment company. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 52 of the Registration Statement.

Risks Relating to our Securities, page 67

6.	We note your risk disclosure regarding the Inflation Reduction Act of 2022 and the possible federal excise tax imposed on redemptions. Please also describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 82 of the Registration Statement.

United States Securities and Exchange Commission

May 31, 2024

Note 2. Summary of Significant Accounting Policies

Derivative Financial Instruments, page F-11

7.	It appears that you plan to account for the public and private placement warrants as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the warrants. As part of your analysis, please specifically address the tender offer provision in section 4.4 of your warrant agreement filed as exhibit 4.4 and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.

Response: The Company respectfully advises the Staff that the Company analyzed the tender offer provision provided within section 4.4 of the warrant agreement filed as exhibit 4.4 to the Registration Statement (the “Warrant Agreement”) in accordance with the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies as well as Accounting Standards Codification (“ASC”) 815-40-55-2 through 55-4. The Company concluded that the tender offer provision fact pattern provided within section 4.4 of the Warrant Agreement is not consistent with the fact pattern objected to by the Office of the Chief Accountant staff. In this case, the holder of a warrant is not being treated differently from holders of shares who are not warrant holders because this provision does not allow for a tender offer to be accepted without triggering a change in control. The change in control conclusion is as a result of the requirement that a tender offer must be accepted by more than 50% of all outstanding shareholders (i.e., Class A and Class B). For avoidance of doubt, the Company concluded that the exception provided within ASC 815-40-55-2 through 55-4 would apply because the event giving rise to a cash settlement (i.e., a tender offer meeting the strict criteria outlined above) would always cause a change in control in this case.

8.	Notwithstanding the comment above, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private warrants, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on page F-12 that “The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.”

Response: The Company respectfully advises the Staff that the specific terms previously disclosed are not included within the Warrant Agreement. Per section 2.6 of the Warrant Agreement, the private placement warrants and the working capital warrants shall be identical to the public warrants, except that until the date that is thirty (30) days after the consummation of an initial Business Combination, the private placement warrants and the working capital warrants may not be transferred, assigned or sold by the holders thereof, other than to certain affiliates and parties as defined within section 2.6 of the Warrant Agreement. As a result, the Company has concluded there are no terms or provisions listed in the Warrant Agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private placement and/or working capital warrants. The Company has removed the disclosure in Note 4 on page F-11 of the Registration Statement that “The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.”

United States Securities and Exchange Commission

May 31, 2024

Exhibits

9.	We note your disclosure in the registration statement that the exclusive forum provision will not apply to Exchange Act claims but will apply to Securities Act claims arising out of the warrant agreement. The warrant agreement filed as Exhibit 4.4, states that the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit 4.4 accordingly.

Response: In response to the Staff’s comment, the Company has revised section 9.3 of exhibit 4.4.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: James A. Graf, Graf Global Corp.

5